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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BIOFUEL ENERGY CORP.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
09064Y109
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, 24th Floor
New York, New York 10017
Tel. No.: (212) 973-1900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -
Eliot Raffkind, Esq.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
June 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,947,072

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,947,072

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,947,072

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	26.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS: Greenlight Capital, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,458,985

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,458,985

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,458,985

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	37.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS: David Einhorn

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		11,853,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,853,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,853,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	62.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,063,721

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,063,721

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,063,721

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS: Greenlight Capital Qualified, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,883,351

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,883,351

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,883,351

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS: Greenlight Capital Offshore, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		5,458,985

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,458,985

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,458,985

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	37.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS: DME Advisors GP, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,447,443

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,447,443

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,447,443

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS: DME Advisors, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,447,443

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,447,443

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,447,443

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
     This Schedule 13D (the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share (“Common Stock”) of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), 1801 Broadway, Suite 1060, Denver, CO 80202, is being filed with the Securities and Exchange Commission (the “Commission”).
     This Schedule 13D is filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), Mr. David Einhorn (the “Principal”), Greenlight Capital, L.P., a Delaware limited partnership (“Greenlight Fund”), of which Greenlight LLC is the general partner, Greenlight Capital Qualified, L.P., a Delaware limited partnership (“Greenlight Qualified”), of which Greenlight LLC is the general partner, Greenlight Capital Offshore, Ltd., a British Virgin Islands international business company (“Greenlight Offshore”), for whom Greenlight Inc. acts as investment advisor, DME Advisors GP, LLC, a Delaware limited liability company controlled by the Principal (“Advisors GP”) and DME Advisors, L.P., a Delaware limited partnership (“Advisors”), of which Advisors GP is the general partner, which acts as investment advisor to a certain managed account (the “Managed Account”) (Advisors, together with Greenlight LLC, Greenlight Inc., the Principal, Greenlight Fund, Greenlight Qualified, Greenlight Offshore, and Advisors GP are referred to herein as the “Reporting Persons”).
     Certain of the Reporting Persons have also acquired LLC membership units (the “Units”) of BioFuel Energy LLC, a subsidiary of the Issuer (the “LLC”) and received corresponding shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Stock”) on a one-for-one basis. Pursuant to the limited liability company agreement of the LLC, the Units may be exchanged at any time for shares of Common Stock on a one-for-one basis. Upon the exchange of Units for Common Stock, the Class B Stock attributable to the exchanged Units will be transferred to the Issuer and retired. Holders of Class B Stock are entitled to one vote for each share held.
Item 1. Security and Issuer
Securities acquired: shares of common stock, par value $0.01 per share.

Issuer:	BioFuel Energy Corp, a Delaware corporation 1801 Broadway, Suite 1060 Denver, CO 80202
Item 2. Identity and Background
     (a) This statement is filed by: (i) Greenlight Capital, L.L.C., a Delaware limited liability company, (ii) Greenlight Capital, Inc., a Delaware corporation, (iii) Mr. David Einhorn, a United States citizen, (iv)

Greenlight Capital, L.P., a Delaware limited partnership, of which Greenlight LLC is the general partner, (v) Greenlight Capital Qualified, L.P., a Delaware limited partnership, of which Greenlight LLC is the general partner, (vi) Greenlight Capital Offshore, Ltd., a British Virgin Islands international business company, for whom Greenlight Inc. acts as investment advisor, (vii) DME Advisors GP, LLC, a Delaware limited liability company controlled by the Principal and (viii) DME Advisors, L.P., a Delaware limited partnership, of which Advisors GP is the general partner. Mr. Einhorn is the sole Senior Managing Member of Greenlight LLC and of Advisors GP and is the President and a Director of Greenlight Inc. In addition to Mr. Einhorn, the executive officers of Greenlight Inc. are Mr. Daniel Roitman, Chief Operating Officer, and Mr. Harry Brandler, Chief Financial Officer.
     (b) The business address of the Reporting Persons is 140 East 45 Street, Floor 24, New York, NY 10017.
     (c) Greenlight LLC, Greenlight Inc., Advisors GP, and Advisors provide investment management services to private individuals and institutions. The principal occupation of Mr. Einhorn is investment management. The principal occupation of Mr. Roitman is Chief Operating Officer of Greenlight Inc. and its affiliates. The principal occupation of Mr. Brandler is Chief Financial Officer of Greenlight Inc. and its affiliates.
     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Greenlight LLC is a Delaware limited liability company; Greenlight Inc. is a Delaware corporation; Greenlight Fund is a Delaware limited partnership; Greenlight Qualified is a Delaware limited partnership; Greenlight Offshore is a British Virgin Islands international business company; Advisors GP is a Delaware limited liability company and Advisors is a Delaware limited partnership. Messrs. Einhorn, Roitman and Brandler are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration
     The net investment costs (including commissions, if any) of the shares of Common Stock, Class B Stock and Units purchased by the Reporting Persons is approximately $76,250,000. The source of these funds was the working capital of Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Managed Account.

Item 4. Purpose of the Transaction
     Mr. David Einhorn serves as a director of the Issuer.
     The Reporting Persons acquired Common Stock of the Issuer for investment purposes in connection with the formation of the Issuer and made an additional purchase of Common Stock of the Issuer in connection with a private placement that closed on June 19, 2007, simultaneously with the closing of the initial public offering of the Issuer. Reference is made to the Issuer’s Form 424B4 filed with the Commission on June 14, 2007 for a complete description of the private placement and the initial investment by the Reporting Persons in the Issuer. The Reporting Persons may make, or cause, further acquisitions of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock held by the Reporting Persons at any time.
     The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment. In connection with that evaluation, the Reporting Persons, in their individual capacities, may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other stockholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. Mr. Einhorn currently serves as a member of the board of directors of the Issuer. As part of any such discussions, the Reporting Persons, in their individual capacities, may make recommendations, including but not limited to changes in the strategic direction of the Issuer as a means of enhancing shareholder value, an increase or decrease in the size of the Issuer’s board of directors, the addition of independent members to the Issuer’s board of directors, a stock repurchase plan and change in the Issuer’s capital structure.
     Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including: changes in the composition of the Issuer’s board of directors or management, changes to the Issuer’s certificate of incorporation or bylaws, restructuring the Issuer’s capitalization or dividend policy, the acquisition or disposition of additional securities of the Issuer and the sale of material assets or another extraordinary corporate transaction, including a sale transaction.
Item 5. Interest in Securities of the Issuer
          According to information provided by the Issuer in its Prospectus filed with the Commission on June 15, 2007, and communications with the Issuer, as of the date hereof there are 14,542,104 shares of Common Stock issued and outstanding and 17,957,896 shares of Class B Stock issued and outstanding. The total number of shares of Common Stock and shares of Class B Stock issued and outstanding is 32,500,000.
          (a) (i) As of the date hereof, Greenlight LLC beneficially owns 4,947,072 shares of Common Stock (which equals the sum of (x) 635,676 shares of Common Stock and (y) 4,311,396 shares of Class B Stock, which are attributable to Units that may be exchanged at any time on a one-for-one basis for Common Stock, held by Greenlight Fund and Greenlight Qualified) which represents 26.2% of the Issuer’s outstanding shares of Common Stock and 15.2% of the Issuer’s outstanding shares of Common Stock and Class B Stock taken together as a single class.

          (ii) As of the date hereof, Greenlight Inc. beneficially owns 5,458,985 shares of Common Stock held by Greenlight Offshore, which represents 37.5% of the Issuer’s outstanding shares of Common Stock, and 16.8% of the Issuer’s outstanding shares of Common Stock and Class B Stock taken together as a single class.
          (iii) As of the date hereof, Advisors and Advisors GP beneficially own 1,447,443 shares of Common Stock held by the Managed Account, which represents 10.0% of the Issuer’s outstanding shares of Common Stock, and 4.5% of the Issuer’s outstanding shares of Common Stock and Class B Stock taken together as a single class.
          (iv) As of the date hereof, the Principal beneficially owns 11,853,500 shares of Common Stock (which equals the sum of (x) 7,542,104 shares of Common Stock and (y) 4,311,396 shares of Class B Stock, which are attributable to Units that may be exchanged at any time on a one-for-one basis for Common Stock, held by Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Managed Account) which represents 62.9% of the Issuer’s outstanding shares of Common Stock and 36.5% of the Issuer’s outstanding shares of Common Stock and Class B Stock taken together as a single class.
          The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Principal, Greenlight, Greenlight Inc., GP Advisors and Advisors is, for the purposes of Section 13(d) or 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore and by the Managed Account.
          (b) Greenlight LLC and the Principal, for the account of each of Greenlight Fund and Greenlight Qualified, have the power to vote and dispose of the aggregate 4,947,072 shares of Common Stock held by Greenlight Fund and Greenlight Qualified. Greenlight Inc. and the Principal, for the account of Greenlight Offshore, have the power to vote and dispose of the aggregate 5,458,985 shares of Common Stock held by Greenlight Offshore. Advisors GP and Advisors and the Principal, for the account of the Managed Account, have the power to vote and dispose of the aggregate 1,447,443 shares of Common Stock held by the Managed Account.
          (c) The transactions in the Issuer’s securities by each of Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Managed Account in the last sixty days are listed as Annex A attached hereto and made a part hereof.
          (d) Not applicable.
          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     BioFuel Energy, LLC
          Certain Reporting Persons have acquired Units of the LLC and received corresponding shares of Class B Stock on a one-for-one basis. Pursuant to the limited liability company agreement of the LLC, the Units may be exchanged at any time for shares of Common Stock on a one-for-one basis. Upon the exchange of Units for Common Stock, the Class B Stock attributable to the exchanged Units will be transferred to the Issuer and retired. In addition, the Reporting Persons and certain other institutional investors have agreed to exchange Units, Common Stock or cash at a future date (the ‘‘true-up date’’), depending on the Issuer’s performance. In particular, if the value of the Issuer increases prior to the ‘‘true-up date’’, members of the Issuer’s management will be entitled to receive Units, Common Stock or cash from the Reporting Persons and certain other institutional investors. On the other hand, if the value of the Issuer decreases prior to the ‘‘true-up date’’, the Reporting Persons and certain other institutional investors will be entitled to receive Units or Common Stock from members of the Issuer’s management. The “true-up” provision is more fully described in the Issuer’s Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007.
     Subordinated Loan Agreement
     Pursuant to the Issuer’s subordinated loan agreement, the Reporting Persons have provided subordinated financing to the LLC as described in the Issuer’s Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007.
     Registration Rights Agreement
     The Issuer entered into a registration rights agreement pursuant to which it may be required to register the sale of shares of Common Stock held by the Reporting Persons, as described in the Issuer’s Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007.
     Tax Benefit Sharing Agreement
     The Issuer entered into a tax benefit sharing agreement with the Reporting Persons, as described in the Issuer’s Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007.
Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among Greenlight LLC, Greenlight Inc., the Principal, Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Advisors GP and Advisors.

Exhibit 99.2	Form of Second Amended and Restated Limited Liability Company Agreement of BioFuel Energy, LLC (incorporated by reference from the Issuer’s Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007).

Exhibit 99.3	Form of Registration Rights Agreement between BioFuel Energy Corp. and the parties listed on the signature page thereto (incorporated by reference from the Issuer’s Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007).

Exhibit 99.4	Loan Agreement dated September 25, 2006, between BioFuel Energy, LLC, the lenders party thereto and Greenlight APE, LLC, as administrative agent

(incorporated by reference from the Issuer’s Registration Statement on Form S-1/A, filed with the Commission on January 24, 2007).

Exhibit 99.5	Form of Tax Benefit Sharing Agreement (incorporated by reference from the Issuer’s Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007).

Exhibit 99.6	Form of Purchase Agreement between BioFuel Energy Corp. and the parties listed on the signature pages thereto (incorporated by reference from the Issuer’s Registration Statement on Form S-1/A, filed with the Commission on June 13, 2007).

ANNEX A

	Transaction			Price per
Account	Date	Buy/Sell	Number of Shares (Security)	Share ($)

Greenlight Fund	June 19, 2007	Buy	110,153 (Common Stock)	10.50
Greenlight Qualified	June 19, 2007	Buy	525,523 (Common Stock)	10.50
Greenlight Offshore	June 19, 2007	Buy	1,023,936 (Common Stock)	10.50
Managed Account	June 19, 2007	Buy	840,388 (Common Stock)	10.50

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: JUNE 26, 2007	GREENLIGHT CAPITAL, L.L.C.
	By:	/s/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, INC.
	By:	/s/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, L.P.
	By:	Greenlight Capital, L.L.C., its general partner

	By:	/s/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL QUALIFIED, L.P.
	By:	Greenlight Capital, L.L.C., its general partner

	By:	/s/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL OFFSHORE, LTD.
	By:	Greenlight Capital, Inc., its investment advisor

	By:	/s/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

DME ADVISORS, L.P.
	By:	DME Advisors GP, L.L.C., its general partner

	By:	/s/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

DME ADVISORS GP, L.L.C.
By:	/s/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

/s/ DANIEL ROITMAN
Daniel Roitman, on behalf of David Einhorn

The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.